SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

NOODLES & COMPANY
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

65540B105
(CUSIP Number)

David E. Park III
Headlands Capital Management, LLC
One Embarcadero Center
Suite 1600
San Francisco, CA 94111
415-263-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65540B105	13D
1	NAMES OF REPORTING PERSONS
Headlands Strategic Opportunities Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,417,100

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,417,100

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,417,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65540B105	13D
1	NAMES OF REPORTING PERSONS
Headlands Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,417,100

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,417,100

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,417,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 65540B105	13D
1	NAMES OF REPORTING PERSONS
David E. Park III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,417,100

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,417,100

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,417,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 65540B105	13D

1	NAMES OF REPORTING PERSONS
David Gelobter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,417,100

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
2,417,100

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,417,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, with a par value of $0.01 (the “Common Stock”), of Noodles & Company, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 520 Zang Street, Suite D, Broomfield, Colorado 80021.

Item 2.	Identity and Background.

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

i.	Headlands Strategic Opportunities Fund, LP (the “Partnership”), a Delaware limited partnership.

ii.	Headlands Capital Management, LLC (“HCM”), a Delaware limited liability company which serves as the general partner to the Partnership.

iii.	David E. Park III, a United States citizen, who serves as Senior Managing Member of HCM.

iv.	David Gelobter, a United States citizen, who serves as Member of HCM.

The address of the principal business office of each of the Partnership, HCM and Mr. Park is One Embarcadero Center, Suite 1600, San Francisco, CA 94111. The address of the principal business office of Mr. Gelobter is 420 Lexington Ave, Suite 2601, New York, NY 10170.

 (c) The principal business of the Partnership is investing in securities. The principal business of HCM is serving as the general partner of the Partnership. The principal occupation of Mr. Park is serving as a CFA, Managing Partner, and founder of Headlands Capital Advisors, LP. The principal occupation of Mr. Gelobter is serving as Partner of Headlands Capital Advisors, LP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported as beneficially owned herein were acquired by the Partnership in open market purchase transactions for an aggregate purchase price of approximately $6,144,379.58. The payment of the aggregate purchase price was funded by working capital of Headlands Strategic Opportunities Fund, L.P.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons have and intend to continue to engage in discussions with management and the board of directors of the Issuer about its business, operations, strategy, plans and prospects, from time to time and may engage in further discussions with such persons as well as other security-holders of the Issuer, or other third parties, including taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, stockholders or other securityholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Calculation of the percentage of Common Stock beneficially owned is based upon 44,989,714 shares of Common Stock of the Issuer outstanding as of March 1, 2024 as disclosed on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 8, 2024.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The Partnership directly holds 2,417,100 shares of Common Stock representing approximately 5.4% of the outstanding Common Stock of the Issuer. HCM, as the general partner of the Partnership, may be deemed to beneficially own the shares of Common Stock directly held by the Partnership. Each of Mr. Park, as a Senior Managing Member and Mr. Gelobter, as Member of HCM, may be deemed beneficially own the shares of Common Stock beneficially owned by the Partnership. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Schedule A hereto sets forth all transactions by Reporting Persons in the Common Stock within the past 60 days. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2024

HEADLANDS STRATEGIC OPPORTUNITIES FUND, LP
By: Headlands Capital Management, LLC, its general partner

By:	/s/ David E. Park III
Name:	David E. Park III
Title:	Senior Managing Member

HEADLANDS CAPITAL MANAGEMENT, LLC

By:	/s/ David E. Park III
Name:	David E. Park III
Title:	Senior Managing Member

By:	/s/ David E. Park III
Name:	David E. Park III

By:	/s/ David Gelobter
Name:	David Gelobter

Annex A
Purchases of Common Stock by Reporting Persons during the last 60 days, each of which was purchased by Headlands Strategic Opportunities Fund, LP and was purchased in the open market:

Transaction Date	Number of Shares Purchased	Price Per Share	Price Range per Share High/Low
03/22/2024	22,611	$1.86	$1.8850-$1.8400
03/20/2024	27,001	$1.80	$1.8500 - $1.7500
03/19/2024	65,571	$1.79	$1.8300 - $1.7400
03/18/2024	31,684	$1.82	$1.8300 - $1.7850
03/15/2024	84,063	$1.79	$1.8000 - $1.6700
03/14/2024	21,462	$1.82	$2.2200 - $1.7800
03/13/2024	54,728	$1.92	$2.0500 - $1.8400
03/12/2024	48,320	$2.07	$2.2200 - $2.0000
03/11/2024	51,748	$2.17	$2.2450 - $2.1100
03/08/2024	23,742	$2.22	$2.240 - $2.1800
02/27/2024	26,716	$2.54	$2.5800 - $2.4850
02/26/2024	47,128	$2.50	$2.5500 - $2.4150
02/23/2024	13,806	$2.52	$2.5350 - $2.4985
02/22/2024	12,820	$2.52	$2.5750 - $2.4950
02/21/2024	12,567	$2.55	$2.5800 - $2.4650
02/20/2024	20,113	$2.48	$2.5500 - $2.4050
02/16/2024	24,590	$2.47	$2.5300 - $2.4130
02/15/2024	16,266	$2.54	$2.5800 - $2.5000
02/14/2024	10,813	$2.42	$2.4800 - $2.3700
02/13/2024	16,867	$2.45	$2.5650 - $2.4000
02/09/2024	3,257	$2.58	$2.5800 - $2.5620
02/08/2024	1,785	$2.56	$2.5800 - $2.5100
02/07/2024	11,732	$2.48	$2.5500 - $2.4000
02/06/2024	7,243	$2.41	$2.4600 - $2.3600
02/05/2024	15,186	$2.41	$2.5000 - $2.3600
02/02/2024	10,327	$2.49	$2.5800 - $2.4550
02/01/2024	5,773	$2.57	$2.5800 - $2.5200
01/31/2024	2,400	$2.56	$2.5800 - $2.5400

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock purchased at each separate price within the price ranges set forth on the table above.